UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2012

Commission File Number: 000-51440

China Medical Technologies, Inc
(Translation of registrant's name into English)

c/o Borrelli Walsh Limited,
Level 1, Admiralty Centre,
18 Harcourt Road,
Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:___     Form 40-F:___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other commission filing on EDGAR.


Bankruptcy or Receivership

China Medical Technologies, Inc (In Liquidation) ("Registrant") announces that an Order was made by the Grand Court of the Cayman Islands ("Cayman Court") on 27 July 2012 ("Order") appointing Cosimo Borrelli of Borrelli Walsh Limited and Kenneth M. Krys of KRyS Global as the Joint Official Liquidators of the Registrant ("Liquidators") as a result of the winding up petition filed with the Cayman Court on 15 June 2012 by the Registrant's creditors. Upon the making of the Order, the powers of the directors of the Registrant ceased and the Liquidators are the only authorised representative of the Registrant.

The powers of the Liquidators include, amongst other things, to investigate the affairs of the Registrant and to enter into discussions and negotiations for and on behalf of the Registrant, for the purpose of, but not limited to, restructuring of the Registrant's business and operations and restructuring or rescheduling of the Registrant's indebtedness.

An immediate focus of the Liquidators is to gather sufficient information to understand the affairs fo the Registrant and determine whether there is merit in facilitating a restructuring of the Registrant as soon as possible.

The Liquidators draw your attention to Section 99 of the Companies of the Companies Law of the Cayman Islands which provides that:

"when a winding up order has been made, any disposition of the company's property and any transfer of shares or alteration in the status of the company's members made after the commencement of the winding up is, unless the Court otherwise orders, void."

Further, Section 100 of the Companies Law of the Cayman Islands provides that:

"(1) If before the presentation for the winding up of a company by the Court-

(a) a resolution has been passed by the company for voluntary winding up;

(b) the period, if any, fixed for the duration of the company by the articles of association has expired; or

(c) the event upon the occurrence of which it is provided by the articles of association that the company is to be wound up has occurred,

the winding up of the company is deemed to have commenced at the time of passing of the resolution or the expiry of the relevant period or the occurrence of the relevant event.

(2) In any other circumstance not specified in subsection (1), the winding up of a company by the Court is deemed to commence at the time of the presentation of the petition for winding up."

Accordingly, any transfer of shares after the filing of the petition on 15 June 2012 is void unless the Cayman Court otherwise orders.

The Liquidators have requested the United States Securities and Exchange Commission to suspend the trading in the Registrant's shares immediately.

Appropriate announcement will be made as and when there are further developments.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.



China Medical Technologies, Inc (Registrant)

Date: 3 August 2012

By

Cosimo Borrelli
Joint Official Liquidator
China Medical Technologies, Inc (In Liquidation)



OMB Number: 3235-0116

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SEC 1815 (04-09)